SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

For Immediate Release

Nexus Telocation Systems Ltd. Announces New Board Composition and
Management Changes

Givatayim, Israel, April 14, 2003. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Location Based Services (“LBS”), announced today that four new members were elected to the Board of Directors of Nexus following the recently announced financing, reflecting the new company’s ownership.

Newly appointed directors are Messrs. Yossi Ben Shalom, Barak Dotan, Ken Lalo and Yoel Rosenthal.

Subsequently, the Board elected Mr. Yossi Ben Shalom as Chairman of the Board of Directors. Yossi Ben Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd.

Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE) (computer telephony), Machteshim Agan (chemistry), Bank Investec and others.

The Company further announced today that its President and Chief Executive Officer, Mr. Shlomo Sadowsky, has submitted his resignation to the Board of Directors in order to pursue personal interests — and his resignation was accepted. “I would like to emphasize my belief in the new controlling shareholders of the company and wish them great success” said Shlomo Sadowsky.

“The board is extremely grateful to Shlomo for his dedication and hard work throughout his years of service and would like to thank Shlomo for his willingness to continue to support the company during the management transition. The board wishes Shlomo the best of luck on his new path” said Mr. Ben Shalom.

Shlomo Sadowsky will be replaced by Mr. Arik Avni, who most recently served as President and CEO of Rav Bariach Security Products and prior to that served as Tadiran Telecommunication CFO. “Mr. Avni’s first task will be to align the resources provided in the recent funding with the Company’s work plan and revisited budget and to ensure the Company’s stability going forward. We all wish Arik good luck and are convinced that the measures planned will strengthen the Company’s visibility under today’s unique circumstances” concluded Ben Shalom.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company’s affiliates’ products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.;011-972-3-572 3111
e-mail: ronens@nexus.co.il

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. By:/s/ —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: April 15, 2003